Exhibit 99.1

press release

ArcelorMittal signs investment agreement with Invitalia
11 December, 2020, 00:10 CET
ArcelorMittal announces that it has signed a binding agreement (the ‘Investment Agreement’) with Invitalia, an Italian state-owned company, forming a public-private partnership between the parties. The Investment Agreement will result in a recapitalization of AM InvestCo, ArcelorMittal’s subsidiary which signed the lease and obligation to purchase agreement for Ilva’s business. Invitalia will invest in AM InvestCo in two tranches:

•	The first investment of €400 million will be made by 31 January 2021 (subject to EU antitrust authorization), providing Invitalia with joint control over AM InvestCo;
•
The second tranche of up to €680 million is payable on closing of AM InvestCo’s purchase of Ilva’s business, which is subject to the satisfaction of various conditions precedent* by May 2022, at which point Invitalia’s shareholding in AM InvestCo would reach 60%. ArcelorMittal will also invest up to €70 million, to the extent necessary to retain a 40% shareholding and joint control over the company.

The updated industrial plan agreed between AM InvestCo and Invitalia involves investment in lower-carbon steelmaking technologies, including the construction of a 2.5 million tonne Electric Arc Furnace. The industrial plan, which targets reaching 8 million tonnes of production in 2025, involves a series of public support measures including ongoing government funded employment support.

AM InvestCo’s governance would be based on the principle of joint control starting from Invitalia’s first investment.

*The conditions precedent to closing include: the amendment of the existing environmental plan to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; and the absence of restrictive measures – in the context of criminal proceedings where Ilva is a defendant – being imposed against AM InvestCo.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 18 countries. In 2019, ArcelorMittal had revenues of U.S.$70.6 billion and crude steel production of 89.8 million metric tonnes, while iron ore production reached 57.1 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

Europe	+44 20 7543 1156
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Contact information ArcelorMittal Corporate Communications

E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Communications

Paul Weigh	+44 20 3214 2419